Exhibit 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Year Ended
	December 31
	2007	2006	2005
Net earnings applicable to common shareholders — basic	$909,751	$1,351,673	$1,204,401

Add: Dividend to preferred shareholders	—	—	140,890

Less: Change in fair value of warrants	—	(841,215)	—

Net earnings — diluted	$909,751	$510,458	$1,345,291

Weighted average common shares outstanding — basic	19,685,980	18,023,298	12,780,724

Common share equivalents relating to:

Preferred Stock	—	—	2,551,831

Stock Options	588,735	749,377	651,845

Warrants	285,155	—	945,236

Restricted Stock	33,242	—	—

Weighted average common shares outstanding — diluted	20,593,112	18,772,675	16,929,636

Net Earnings Per Share:
Basic	$0.05	$0.07	$0.09
Diluted	$0.04	$0.03	$0.08

Anti-dilutive options, warrants and preferred stock not included in the diluted earnings per share computations	285,500	3,357,791	517,163